UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Contract

China Liberal Education Holdings Limited (the “Company”) today announced that on December 31, 2024, it entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of 320,000,000 warrants (the “Warrants”) with customary anti-dilution clauses, each of which is exercisable to purchase three-fourths (3/4) ordinary shares of the Company with a par value of $0.225 (the “Ordinary Shares”), after taking into account the effectuation of reverse stock split on December 24, 2024 and the reset adjustment on December 30, 2024, pursuant to the Warrant Agreement, and which, collectively, are exercisable to purchase 240,000,000 Ordinary Shares in total, at $0.60 per share of the Company. Pursuant to the Exchange Agreement, the Holders agreed to surrender 320,000,000 Warrants for cancellation and the Company agreed, in exchange, to issue an aggregate of 240,000,000 Ordinary Shares to the Holders (the “Exchange Shares”). The Exchange Shares are being made pursuant to an effective prospectus supplement filed with the Securities and Exchange Commission on December 23, 2024, which offered the shares issuable upon the exercise of the Warrants.

The Exchange Agreement and the transactions contemplated thereby have been approved by the board of directors of the Company. The Exchange Shares are expected to be delivered to the Holders on or prior to January 7, 2025.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 99.1 to this Current Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Warrant Exchange Agreement dated as of December 31, 2024

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: December 31, 2024	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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